Mail Stop 4561

January 10, 2008

<u>VIA U.S. MAIL AND FAX (972) 444-4949</u>

Andrew Welch
Chief Financial Officer
FelCor Lodging Trust Incorporated
545 E. John Carpenter Frwy, Suite 1300
Irving, TX 75062

      Re: **FelCor Lodging Trust Incorporated**
            Form 10-K for Fiscal Year Ended
            December 31, 2006
            Filed March 1, 2007
            File No. 001-14236

Dear Mr. Welch:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                              Sincerely,

                              Kevin Woody
                              Branch Chief